Consent of Independent Registered Public Accounting Firm

The Board of Directors
Metalla Royalty & Streaming Ltd.

We consent to the use of:

  our Independent Auditors’ Report dated September 28, 2017 on the financial statements of Metalla Royalty & Streaming Ltd., which comprise the consolidated statement of financial position as at May 31, 2017, and the related consolidated statements of loss and comprehensive loss, changes in equity (deficiency) and cash flows for the year then ended; and

  our Independent Auditors’ Report dated September 26, 2018 on the financial statements of the Metalla Royalty & Streaming Ltd., which comprise the consolidated statements of financial position as at May 31, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended;

included in this Registration Statement on Form 40-F being filed by Metalla Royalty & Streaming Ltd. with the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants
May 29, 2019
Vancouver, Canada